                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

             Computation of Ratio of Earnings to Fixed Charges and
                  Preferred Dividend Requirements Consolidated
                             (Thousands of Dollars)


                                                                         Years Ended December 31
                                                ------------------------------------------------------------------------
                                                  1996            1995            1994            1993          1992 (1)
                                                --------        --------        --------        --------        --------
Fixed charges, as defined:
     Interest on long-term debt                 $ 60,256        $ 55,580        $ 49,566        $ 47,129        $ 51,727
     Amortization of debt expense
       and premium - net                           2,998           3,441           3,511           3,004           1,814
     Interest portion of rentals                   4,311           3,962           1,282             924           1,105
                                                --------        --------        --------        --------        --------

         Total fixed charges                    $ 67,565        $ 62,983        $ 54,359        $ 51,057        $ 54,646
                                                ========        ========        ========        ========        ========


Earnings, as defined:
     Net income from continuing ops.            $ 83,453        $ 87,121        $ 77,197        $ 82,776        $ 72,267
     Add (deduct):
       Income tax expense                         49,509          52,416          44,696          42,503          41,330
       Total fixed charges above                  67,565          62,983          54,359          51,057          54,646
                                                --------        --------        --------        --------        --------

         Total earnings                         $200,527        $202,520        $176,252        $176,336        $168,243
                                                ========        ========        ========        ========        ========


Ratio of earnings to fixed charges                  2.97            3.22            3.24            3.45            3.08


Fixed charges and preferred
  dividend requirements:
     Fixed charges above                        $ 67,565        $ 62,983        $ 54,359        $ 51,057        $ 54,646
     Preferred dividend requirements (2)          12,711          14,612          13,668          12,615          10,716
                                                --------        --------        --------        --------        --------

         Total                                  $ 80,276        $ 77,595        $ 68,027        $ 63,672        $ 65,362
                                                ========        ========        ========        ========        ========


Ratio of earnings to fixed charges
  and preferred dividend requirements               2.50            2.61            2.59            2.77            2.57


(1) Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).
(2) Preferred dividend requirements have been grossed up to their pre-tax level.